BriaCell Therapeutics Corp.

Suite 300 – 235 15th Street

West Vancouver, BC V7T 2X1

February 18, 2021

Securities and Exchange Commission

Division of Corporation Finance

100 F Street N.E.

Washington, D.C. 20549

Attention:	Ms. Abby Adams and Mr. Joseph McCann

Re:	BriaCell Therapeutics Corp.
	Registration Statement on Form F-1	File No. 333-234292

Ladies and Gentlemen:

Pursuant to Rule 461 promulgated under the Securities Act of 1933, as amended, BriaCell Therapeutics Corp. (the “Company”) hereby respectfully requests acceleration of the effectiveness of the above-referenced Registration Statement so that such Registration Statement will become effective as of 5:00 p.m. Eastern Time, February 23, 2021, or as soon as practicable thereafter.

Very truly yours,

BriaCell Therapeutics Corp.

By:	/s/ William V. Williams
William V. Williams
Chief Executive Officer